Exhibit 1.4

STOCK TRANSFER ANNOUNCEMENT

June 28, 2012

To Whom It May Concern:

Nippon Light Metal Company, Ltd.
2-2-20 Higashi Shinagawa, Shinagawa-ku, Tokyo
Takashi Ishiyama, CEO and President

This is to inform you that, at the 105th Ordinary General Shareholders Meeting held today, June 28, 2012, a resolution was approved to carry out a stock transfer to establish as of Monday, October 1, 2012, the “Nippon Light Metal Holdings Company, Ltd. (Headquarter address at: 2-2-20, Higashi Shinagawa, Shinagawa-ku, Tokyo) as a 100% parent company of Nippon Light Metal Company, Ltd.

Best regards,

Nippon Light Metal Co., Ltd.

Rule 802 Legend
(for those resident in the United States)

This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgments.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in the open market or privately negotiated purchases.